EXHIBIT 99.1

VOX COMMENCES TRADING ON THE NASDAQ

TORONTO, CANADA – October 10, 2022 – Vox Royalty Corp. (TSXV: VOX) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that its common shares will commence trading on The Nasdaq Stock Market (“Nasdaq”) at market open today under the ticker symbol “VOXR”. Vox’s common shares will continue to trade on the TSX Venture Exchange under the ticker symbol “VOX”.

Concurrent with the commencement of trading on the Nasdaq, Vox’s common shares will cease trading on the OTCQX. While shareholders are not required to take any action, Vox recommends that holders who bought their shares on the OTCQX monitor their institution/brokerage account to ensure their holdings are correctly reflected in respect of the listing on the Nasdaq, which may take up to two weeks for some brokerage accounts.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

(345) 815-3939

info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of thin the meaning of the U.S. Securities Act of 1933, the U.S.  Securities Exchange Act of 1934, and the U.S. Private Securities Litigation Reform Act of 1995, respectively. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include the listing of Vox common shares on the Nasdaq and the ceasing of quotation of Vox common shares on the OTCQX market.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.